SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2008

Commission File Number 001-14491

TIM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TIM PARTICIPAÇÕES S.A.
(Translation of Registrant's name into English)

Av. das Américas, 3434, Bloco 1, 7º andar – Parte
22640-102 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TIM PARTICIPAÇÕES S.A.
Publicly Held Company
CNPJ/MF 02.558.115/0001-21
NIRE 33.300.276.963

MINUTES OF THE BOARD OF DIRECTORS’ MEETING
HELD MAY 5TH, 2008

DATE, TIME AND PLACE: May 5th, 2008, at 3:30pm, in the City and State of Rio de Janeiro.

ATTENDANCE: Messrs. Mario Cesar Pereira de Araujo e Francesco Saverio Locati. Messrs. Giorgio della Seta Ferrari Corbelli Greco, Stefano Ciurli, Isaac Selim Sutton, Maílson Ferreira da Nóbrega e Josino de Almeida Fonseca attended the meeting by means of conference call as provided for in section 29, paragraph second, of the By-laws, representing all members of Board of Directors’ of the Company. Also attended the meeting Mrs. Lara Ribeiro Piau Marques (Legal Officer), Mr, Miguel Roberto Gherrize, President of the Company’s Statutory Audit Committee, as set forth in section 163, paragraph 3 of Law 6.404/76. Mr. Gianandrea Castelli Rivolta (Financial and Investor Relations Director), Mrs. Katia Nozela (Financial Department) and Mr. Flávio Gory (representing the independent auditors).

BOARD: Mr. Giorgio della Seta Ferrari Corbelli Greco – Chairman; and Mrs. Alessandra Catanante – Secretary.

AGENDA: (1) examine, discuss and approve the management report and the financial statements of the Company on April 30th, 2008; (2) take note of the celebration of 02 (two) financial agreement, as follows: (i) Contractor: TIM Celular S.A.; Hired: Banco ABN AMRO Real S.A.; Purpose: loan working capital agreement; Value: R$ 150,000,000.00 (one hundred and fifty million reais) and (ii) Contractor: TIM Celular S.A.; Hired: Banco ABN AMRO Real S.A.; Purpose: loan working capital agreement; Value: R$50,000,000.00 (fifty million reais); (3) ratification on the proposal for the distribution of dividends – it was written “lotes de mil ações” instead of “de ações” – of the material error in the Management’s Proposal for the allocation of the results of the Company for the year ending December 31st, 2007; (4) deliberate upon the distribution of the approved compensation of Board of Directors’ by the Ordinary/Extraordinary Shareholders’ Meeting held on April 11th, 2008; and (5) re-election the Board of Officers’ of the Company.

RESOLUTIONS: Upon review and discussion of the matters included in the Agenda, the Board Members resolved to, by unanimous votes, and without any restriction: (1) approve the management report and the financial statements of the Company on April 30th, 2008, which were submitted to a limited review by the independent auditors of the Company, Directa Auditores;
(2) take note of the celebration of 02 (two) financial agreement, as follows: (i) Contractor: TIM Celular S.A.; Hired: Banco ABN AMRO Real S.A.; Purpose: loan working capital agreement; Value: R$ 150,000,000.00 (one hundred and fifty million reais) and (ii) Contractor: TIM Celular S.A.; Hired: Banco ABN AMRO Real S.A.; Purpose: loan working capital agreement; Value: R$50,000,000.00 (fifty million reais);

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(3) approve the ratification on the proposal for the distribution of dividends – it was written “lotes de mil ações” instead of “de ações” – a material error in the Management’s Proposal for the allocation of the results of the Company for the year ending December 31st, 2007 attached in the minute of Board of Directors’ Meeting held on March 04th, 2008; (4) approve the distribution of the approved compensation of Board of Directors’, by the Ordinary/Extraordinary Shareholders’ Meeting held on April 11th, 2008, upon the document archived in the Company. Messrs. Giorgio della Seta Ferrari Corbelli Greco, Stefano Ciurli, Mario Cesar Pereira de Araujo e Francesco Saverio Locati here by expressly waive their compensation; and
(5) approve the re-election of Board of Directors’ of the Company, as follows:
(i) Mario Cesar Pereira de Araujo – Chief of Executive Officer, brazilian citizen, married, engineer, bearer of the identity card No. 02.158.026 -1, enrolled with the Individual Tax Payers` Registry under No. 235.485.337 -87; (ii) Francesco Saverio Locati – General Officer, italian citizen, married, physicist, bearer of the italian passaport No. 708463-X and enrolled with the Individual Tax Payers` Registry under No. 060.278.447 -60; (iii) Gianandrea Castelli Rivolta – Financial and Investors Relations Officer, italian citizen, divorced, administrator, bearer of the italian passaport No. C-113621, valid until 02/10/2014, and enrolled with the Individual Tax Payers` Registry under No. 060.522.167 -78; (iv) Cláudio Roberto de Argollo Bastos – Supplies Officer, brazilian citizen, married, engineer, bearer of the identity card No. 07101376-7 and enrolled with the Individual Tax Payers` Registry under No. 805.708.607 -68; (v) Orlando Lopes Junior – Human Resources Officer, brazilian citizen, married, lawyer, enrolled with the Brazilian/São Paulo Bar Association under No. 59.567 and with the Individual Tax Payers` Registry under No. 858.808.338 -87; (vi) Lara Cristina Ribeiro Piau Marques – Legal Officer, brazilian citizen, married, lawyer, enrolled with Brazilian/Federal District Bar Association under No. 11.539 and with the Individual Tax Payers` Registry under No. 554.012.011 -68, all of them domiciled at Avenida das Américas, No. 3434, First Block, 7th floor, Barra da Tijuca, City and State of Rio de Janeiro, Zip Code 22640-102, all of them with term of office of 2 (two) years, pursuant to the provided in the first paragraph of the Section 20 of the Company´s ByLaws, until the first Board of Directors` Meeting to be held after the Ordinary Shareholders` Meeting of the year 2010.

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CLOSING: With no further issues to discuss, the meeting was closed and these minutes drafted, as summary, and read, approved and signed by the attending Board Members.

Rio de Janeiro/RJ, May 05th, de 2008.

Giorgio della Seta Ferrari Corbelli Greco	Mario Cesar Pereira de Araujo
Chairman	Board Member

Stefano Ciurli	Francesco Saverio Locati
Board Member	Board Member

Josino de Almeida Fonseca
Maílson da Nóbrega	Board Member
Board Member

Isaac Selim Sutton	Alessandra Catanante
Board Member	Secretary

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

Date: May 6, 2008	By:	/s/ Gianandrea Castelli Rivolta

Name: Gianandrea Castelli Rivolta
Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.